May 1, 2014

By EDGAR

Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration No. 333-195362) of Energy Transfer Partners, L.P.

Ladies and Gentlemen:

On behalf of Energy Transfer Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on May 5, 2014, or as soon thereafter as practicable.

The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership. The Partnership hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Energy Transfer Partners, L.P.    |    1300 Main Street    |    Houston, Texas 77002    |    (713) 989-7000    |    (713) 989-1212 (fax)

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Acceleration Request